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January 4, 2011

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Mellissa Campbell Duru

Re:	Cedar Fair, L.P.
Definitive Additional Soliciting Materials filed on Schedule 14A
Filed December 17, 2010
File No. 001-09444

Dear Ms. Duru:

On behalf of our client, Cedar Fair, L.P. (the “Company”), we are transmitting herewith via the EDGAR system a response to the Staff’s comment letter of December 29, 2010. Set forth below in bold is the Staff’s comment and immediately following the Staff’s comment is the Company’s response.

1.	We refer to oral comments conveyed to counsel on December 22, 2010 regarding the aforementioned filing. Please supplementally provide a written response that sets forth the basis for the statement, “[in] fact, the COO, [Mr. Falfas] resigned…” Your response should address what appears to be a letter from Mr. Falfas’ attorney that was made publicly available by Q Fund in soliciting materials filed on December 20, 2010.

We supplementally advise the Staff, on behalf of the Company, that on June 10, 2010, Richard Kinzel (“Mr. Kinzel”), the Company’s Chief Executive Officer, had a telephone conversation with Jack Falfas (“Mr. Falfas”), the Company’s then Chief Operating Officer, while Mr. Falfas was traveling and out of the office. During the conversation, Messrs. Kinzel and Falfas discussed the Company’s

Ms. Mellissa Campbell Duru

U.S. Securities and Exchange Commission

January 4, 2011

business and operations; specifically, Mr. Kinzel raised certain questions with Mr. Falfas regarding the Company’s budget and the amount of certain licensing fees associated with a park entertainment that was introduced in the Company’s parks during the 2010 season. This discussion was followed up by an email exchange between Messrs. Kinzel and Falfas. Later that same day, Mr. Falfas contacted Mr. Kinzel by phone to continue the discussion, and during the call, Mr. Falfas indicated that he intended to come into the office and clear out his desk on Saturday, June 12, 2010. Mr. Kinzel responded by inviting Mr. Falfas to meet in person on Friday, June 11, 2010 to continue the discussion. Mr. Falfas declined that invitation. On Saturday, June 12, 2010, Mr. Falfas cleaned out his office and returned his keys and other Company property without further word or explanation to Mr. Kinzel. The Company interpreted these actions as a voluntary resignation by Mr. Falfas.

It was not until after Mr. Falfas retained legal counsel that he began to characterize (including in the letter from his legal counsel to the Company dated June 14, 2010, which Q Funding made publicly available) his departure as an involuntary termination without cause, as opposed to a voluntary resignation. A determination that Mr. Falfas’ departure was an involuntary termination without cause rather than a voluntary resignation would have substantial benefit to Mr. Falfas under the terms of his employment agreement with the Company. Mr. Falfas has exercised his right pursuant to his employment agreement with the Company to have this dispute resolved in binding arbitration. The arbitration is currently pending.

As we have previously advised the Staff in a letter dated December 29, 2010 and have publicly disclosed in a revision to the Company’s Schedule 14A, the circumstances surrounding Mr. Falfas’ departure from the Company and pending arbitration are subject to a confidentiality agreement between the Company and Mr. Falfas. Under the terms of the confidentiality agreement, the Company is unable to publicly disclose any additional details regarding Mr. Falfas’ departure from the Company or the dispute between Mr. Falfas and the Company unless required by law.

*      *       *

Ms. Mellissa Campbell Duru

U.S. Securities and Exchange Commission

January 4, 2011

If you have any questions or would like to discuss the Company’s response, please do not hesitate to call me (212-310-8552) or, if more convenient, send me an e-mail (michael.aiello@weil.com).

Very truly yours,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Duff Milkie

(Cedar Fair, L.P.)

Matthew J. Gilroy

(Weil, Gotshal & Manges LLP)